UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

78% of Beecham Research Survey Respondents Say They Use eSIMs or Expect to Use eSIMs in the Future

Report finds that unlike traditional SIMs, Sierra Wireless’ Smart Connectivity service and Ready-to-Connect devices deliver the ‘always-on’ connectivity enterprises need for IoT

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 4, 2021--A new report conducted by Beecham Research and sponsored by Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the global leader in IoT solutions, finds that enterprises are experiencing challenges in achieving the ‘always-on’ connectivity they need for business critical IoT projects.

As the report notes, new IoT connectivity services and eSIM-based IoT devices – such as Sierra Wireless’ Smart Connectivity service and Ready-to-Connect devices -- help enterprises overcome these challenges, delivering them the simple, always-on, cost-effective connectivity they need for IoT project success.

Scaling, Costs and Managing Multiple Vendors Are Top IoT Project Challenges for Enterprises

The report -- Business-Critical IoT Connectivity Solutions: Key Management Challenges -- includes a survey of enterprise IoT users and product manufacturers that identifies some of these IoT connectivity challenges. For example, of the survey respondents:

  80% say they consider scaling IoT projects globally to be quite or very challenging,
  78% say they consider reducing IoT project Total Ownership Cost (TOC) and Bill of Materials (BPM) costs to be quite or very challenging, and
  69% say they consider managing multiple vendors during IoT project development and deployment to be quite or very challenging.

The report also finds that logistical issues associated with traditional SIMs contribute to these IoT connectivity challenges. These issues are leading enterprises to look for alternatives to traditional SIM cards, such as embedded SIMs (eSIMs), with 78% of those surveyed for the report saying they were either using eSIMs or expected to use eSIMs in the future.

Regarding which eSIM attributes were either quite important or very important to their business,

  97% of the report’s survey respondents said eSIMs’ diagnostic tools for fast troubleshooting;
  89% said the ability to activate eSIMs anytime, anywhere, globally; and
  87% said eSIM’s end-to-end security.

"The Internet of Things is all about connecting to remote devices for useful data. The connection itself is crucial – no connection, no data,” said Robin Duke-Woolley, founder and CEO of Beecham Research. “As IoT data becomes increasingly critical to business operations, enterprises are realizing they need always-on connectivity if they want fast, reliable, and secure access to this data. eSIMs and new global IoT connectivity services help companies gain this always-on connectivity, and with it, the ability to lower IoT project costs and increase project revenues.”

Logistical Issues Associated with Traditional SIM Cards

While traditional SIM cards have contributed significantly to the success of the mobile handset market, they lead to inventory management and device deployment delays in the IoT market. In addition, because enterprises need to manually replace a device’s SIM card if they want to use a different Mobile Network Operator (MNO), enterprises need to conduct expensive site visits if they want to switch to an MNO that offers them better coverage, or a lower price.

The report finds that eSIM solutions address these and other logistical issues associated with traditional SIMs. Already used by automobile manufacturers, eSIM solutions can be inserted into a device’s circuit board during manufacturing and then remotely provisioned later with an MNO’s profile. This enables enterprises to treat eSIMs as a single SKU, streamlining production processes and reducing inventory management costs. In addition, because enterprises can remotely update their eSIMs to connect to a different MNO with better coverage or a lower price, eSIMs help them improve the reliability and quality of their IoT connections, while lowering their connectivity costs.

Smart Connectivity and Ready-to-Connect Devices Simplify IoT Connectivity

Sierra Wireless’ Smart Connectivity service is designed to help enterprises overcome their IoT connectivity challenges, delivering enterprises the simple, always-on, cost-effective connectivity they need for IoT project success.

Smart Connectivity offers enterprises access to more than 600 partner networks in more than 190 countries, allowing their IoT devices to dynamically identify and connect to the best network options in their area in real time. Smart Connectivity also features a global Network Operations Center (NOC) that monitors Sierra Wireless’ geo-redundant core network 24/7/365, helping prevent service disruptions. In addition, Smart Connectivity provides enterprises with a global, unified device management platform, allowing them to easily troubleshoot devices, improve network operations and manage connectivity across all their devices.

Ready-to-Connect devicesfeature eSIMs pre-integrated into Sierra Wireless modules, gateways and routers that provide enterprises with instant access to Sierra Wireless’ Smart Connectivity service. These eSIMs enable enterprises to activate their Ready-to-Connect devices over-the-air, eliminating individual device provisioning. If there is a network outage, these eSIMs automatically select the next strongest available network in the area. The concealed pre-integrated eSIMs in Ready-to-Connect modules also help prevent SIM tampering or theft. In addition, Ready-to-Connect devices include the latest encryption technologies in the device, network and cloud, creating layers of protection against cyberattacks.

“At Sierra Wireless we talk to customers all the time who have seen their IoT projects stalled by connectivity challenges,” said Jim Ryan, SVP Partnerships, Marketing & IoT Solutions at Sierra Wireless. “We developed our Smart Connectivity and Ready to Connect offerings to simplify IoT connectivity for these customers, freeing them to focus on using IoT data to improve business outcomes.”

To learn more, read the full report or register for the upcoming webinar.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless operates a 24/7/365 Global Network Operation Center (GNOC) and R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at https://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

"Sierra Wireless" is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: February 04, 2021